Filed pursuant to Rule 253(g)(1)

File No. 024-11749

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED DECEMBER 30, 2021

(TO THE OFFERING CIRCULAR DATED DECEMBER 9, 2021 AND QUALIFIED ON DECEMBER 16, 2021)

ECO INNOVATION GROUP, INC.

(Exact name of registrant as specified in its charter)

Date: December 30, 2021

Nevada	3619	85-0842591
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

16525 Sherman Way, Suite C-1

Van Nuys, CA 91406

Telephone: (800) 922-4356

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Eco Innovation Group, Inc. (the "Company," "we," "us," or "our") filed December 9, 2021 and qualified by the Commission on December 16, 2021 ("Offering Circular").

The purpose of this Supplement is to disclose that we have determined to set the fixed offering price at $0.005 per share. We will have approximately 391,912,036 common shares issued and outstanding if we sell all of the shares we are offering at the offering price.

OFFERING CIRCULAR SUPPLEMENT DATED DECEMBER 16, 2021

UP TO A MAXIMUM OF 200,000,000 SHARES OF COMMON STOCK

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.005	NONE	Up to Maximum of $1,000,000